Exhibit 14.1

QLIKTECH

CODE OF BUSINESS CONDUCT

Effective January 16, 2012

MESSAGE FROM THE CEO

At QlikTech our five Core Values are at the heart of all of our interactions with colleagues, customers, and partners. It is my hope that these values are the pillars to guide our conduct and communicate our passion for simplifying decisions for everyone, everywhere.

Intrinsic to our Core Values is our commitment to ethics – fair and ethical behavior in the conduct of our business, including compliance with all applicable laws and regulations. Under no circumstances should any QlikTech employee commit an unethical or illegal act under the pretense of being in QlikTech’s best interest. Our Code of Business Conduct reflects our values and sets up a framework to help guide us all in a business environment that becomes more complex every day.

I’m heartened that at QlikTech we go beyond ethics to a shared compassion and belief that not just access to data can “Change Their World”, but the positive force of a committed global employee base.

If you have any questions about anything you read in this document, talk to your manager or reach out to QlikTech’s Legal Department.

Lars Björk, CEO

Our Core Values

Challenge!

•	Challenge the conventional

•	Inspire people to think in new ways

•	Have the guts to follow your own path

Move fast!

•	Keep it simple

•	Be thorough

•	Innovate where needed

•	It’s OK to make mistakes if we learn from them

Open and Straightforward

•	Have an open mind to customers’ real needs

•	Available—no borders, only open doors

•	Give and take feedback

Take Responsibility

•	Keep your promises

•	Do it! Actions speak louder than words

•	Be dedicated and hard working

•	Be cost conscious

Teamwork for Results

•	We are building one QlikTech

•	Help out where needed

•	Stay friendly and fun

•	Set goals, measure and improve

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TABLE OF CONTENTS

September 30,

Introductory Information	4

Introduction	4

Purpose	4

Intersection with QlikTech’s Core Values	4

No Retaliation	4

Code of Conduct Principles and Requirements	5

Compliance with Applicable Laws, Rules and Regulations	5

Integrity of Our Public Disclosures	5

Confidentiality; No Misuse of Our Information	6

Communications	6

Competition and Fair Dealing	6

Record-Keeping	7

Conflicts of Interest	7

Corporate Opportunities	8

Improper Payments or Favors	9

Doing Business with Governments	9

Trade Restrictions and Anti-Boycott Laws	9

Political Activity	10

Privacy and Protection of Personal Information	10

Insider Trading	10

Protection and Proper Use of QlikTech Assets	11

Discrimination and Harassment	11

Health and Safety	11

Integrity in Business Relationships	11

Process and Procedures	12

Waivers of this Code	12

Reporting Illegal or Unethical Behavior	12

Compliance Procedures	12

Guidance for Managers	13

Applicability of this Code to Consultants, Suppliers and Vendors	13

Some Practical Guidance for All	13

Glossary	14

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Introductory Information

INTRODUCTION

This Code of Business Conduct covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide the motives and actions of all members of our Board, officers and employees of Qlik Technologies Inc. and its subsidiaries. All members of our Board, officers and employees of QlikTech must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

If a law conflicts with a policy in this Code, you must comply with the law. If you have any questions about these conflicts, you should ask your manager or the QlikTech Legal Department how to handle the situation. However, this Code supersedes all other codes of conduct, policies, procedures, instructions, practices, rules or written or verbal representations to the extent that they are inconsistent with this Code. We are committed to reviewing and updating our policies and procedures as needed. This Code is subject to modification by our Board or a committee of the Board.

This Code does not alter the terms and conditions of your employment. Rather, it helps each of us to know what is expected of us to make sure we always act ethically.

PURPOSE

Our Code seeks to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Full, fair, accurate, timely and understandable disclosure in reports and documents that QlikTech files with, or submits to, the U.S. Securities and Exchange Commission and in other public communications made by QlikTech;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting of violations of this Code to an appropriate person or persons identified in this Code; and

•	Accountability for adherence to this Code.

INTERSECTION WITH QLIKTECH’S CORE VALUES

Our five Core Values are the framework for our business. QlikTech believes it is important for this Code to reflect our Core Values.

NO RETALIATION

You can be assured that any actions that you take under this Code will be addressed without retaliation or punishment. If your situation requires that your identity be kept secret, your anonymity will be protected to the greatest extent possible. QlikTech does not permit retaliation of any kind against employees for good-faith reports of ethical or business conduct violations.

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Code of Conduct Principles and Requirements

Core Value: Challenge!

•	Challenge the Conventional

•	Inspire People to Think in New Ways

•	Have the Guts to Follow Your Own Path

We truly believe that challenging yourself is the best way for our company to grow and prosper. However, we do not encourage you to take shortcuts. QlikTech values being a good corporate citizen in our global world.

COMPLIANCE WITH APPLICABLE LAWS, RULES AND REGULATIONS

Obeying the law is the foundation on which QlikTech’s ethical standards are built. You must comply with applicable laws, rules and regulations. Although you are not expected to know the details of these laws, it is important to know enough to determine when to seek advice from your manager or the QlikTech Legal Department.

QlikTech acknowledges and respects the diverse cultures, customs and business practices it encounters in the international marketplace. We will comply both with the applicable U.S. laws and regulations that govern our operations outside the United States, and the local laws wherever we do business.

QlikTech is a global company. Many of our employees around the world are subject to U.S. laws, even if they don’t work in the United States. Other countries where we have operations may apply their laws outside the borders of that country. If in doubt, ask.

INTEGRITY OF OUR PUBLIC DISCLOSURES

The United States federal securities laws require QlikTech to disclose certain information in reports that QlikTech files with or submits to the SEC. If you are asked to provide information for such reports, please do so promptly, accurately and truthfully. In addition, QlikTech makes other public communications, such as issuing press releases. In order to comply with the laws governing the disclosure of material non-public information about QlikTech, we limit those employees authorized to speak for the company to certain designated officers. If you are not sure whether you are authorized to speak for the company, ask.

To the extent that you reasonably believe that questionable accounting or auditing conduct or practices have occurred or are occurring, you should report those concerns promptly in compliance with QlikTech’s Whistleblower Policy.

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CONFIDENTIALITY; NO MISUSE OF OUR INFORMATION

You must maintain the confidentiality of business and proprietary information entrusted to you by QlikTech or its customers, partners or suppliers, except when disclosure is authorized by QlikTech’s established written policies or required by law or regulation. Confidential information includes any information of QlikTech that has not been disclosed or made available to the general public and non-public information about our customers, partners or suppliers. Even within QlikTech, confidential information should be shared with others only on a “need to know” basis. The obligation to not disclose confidential information continues even after employment ends. In connection with this obligation, it is a requirement that every employee execute a confidentiality and proprietary information agreement when he or she begins his or her employment with QlikTech. If you did not sign such document, or don’t remember signing it, contact your manager.

Core Value: Move Fast!

•	Keep it Simple

•	Be Thorough

•	Innovate Where Needed

•	It’s OK to Make Mistakes if We Learn From Them

COMMUNICATIONS

QlikTech functions most effectively by establishing and maintaining clear, honest, and open communications; listening carefully; and building our relationships on the basis of trust, respect, and mutual understanding. QlikTech’s advertising, sales and promotional literature seeks to be truthful, accurate and free from false claims.

As a company, we encourage communication using blogs, social networks, discussion forums, video and other social media, but it is important to remember that this Code applies to these forms of communication.

COMPETITION AND FAIR DEALING

QlikTech seeks to outperform its competition fairly and honestly. QlikTech has an obligation, and is entitled, to keep up with developments in our industry, including obtaining information about our competitors, but only through honest, ethical and legal means. Using or disclosing, or encouraging others to use or disclose, other companies’ proprietary, confidential or trade secret information, without the owner’s prior consent, and any theft or misappropriation of such information is strictly prohibited. QlikTech does not condone the use of any improper means, such as providing cash payments, misrepresenting oneself, spying, providing favors, or hiring a competitor’s employees to acquire confidential information of third parties. You should endeavor to respect the rights of and deal fairly with QlikTech’s customers, suppliers, competitors and employees.

We must also abide by the lawful obligations we have to our former employer(s). These obligations may include the non-disclosure of confidential information or solicitation of former colleagues to work at QlikTech, or compliance with non-competition agreements. For any questions regarding these issues, please contact the QlikTech Legal Department.

Fair competition laws, whether they be U.S. or non-U.S. based, generally prohibit agreements or activities that restrain trade, limit competition, lead to price fixing or create a monopoly. It is important to comply with such laws.

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RECORD-KEEPING

QlikTech requires honest and accurate recording and reporting of information in order to make responsible business decisions and to comply with the law. For example, employees who must report their hours worked should only report the true and actual number of hours worked whether for purposes of individual pay or for purposes of reporting such information to customers. Additionally, all QlikTech employees in sales must provide truthful, accurate and complete paperwork relating to sales transactions. Falsification of business documentation whether or not it results in personal gain, is never permissible.

All of QlikTech’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect QlikTech’s transactions and must conform both to applicable legal requirements and to QlikTech’s system of internal controls.

Business records and communications (even emails and other electronic means of communication) often become public, and you should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This policy applies equally to e-mail, social media communications, Skype communications, internal memos and formal reports. Records should always be retained or destroyed according to QlikTech’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the QlikTech’s Legal Department.

Core Value: Open and Straightforward

•	Have an Open Mind to the Customer’s Real Needs

•	Be Available – No Borders, Only Open Doors

•	Give and Take Feedback

We believe it is vital to conduct our business free from illegal or questionable practices.

CONFLICTS OF INTEREST

A “conflict of interest” exists when a person’s private interests interfere or conflict in any way with the interests of QlikTech. You should avoid situations that present potential conflicts of interest, either real or perceived, and should not engage in activities that would make it difficult or appear to make it difficult for you to perform your work objectively and effectively. In no way should you personally profit from transactions based on your relationship with QlikTech if it harms QlikTech, or if your personal gain is achieved at QlikTech’s loss.

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Examples of when a conflict of interest may arise include:

•

Business Relationships. Any business relationship that you enter into outside your work at QlikTech requires your good faith judgment and common sense. While you are an employee of QlikTech, you are prohibited from accepting simultaneous employment with or otherwise working for any person or entity with which QlikTech has a business relationship, without the prior written consent of QlikTech’s Chief Executive Officer. You are not allowed to work for a competitor in any capacity. Full-time employees of QlikTech are expected to devote substantially all of their business time and attention to their employment with QlikTech. You should consult your applicable QlikTech employee handbook for additional information regarding business relationships.

•

Outside Directorships and Advisory Boards. Before agreeing to serve as a member of the board of directors or advisory board of another entity, it is important for you to consider the potential conflicts of interest that could result. No employee or director of QlikTech should ever serve as a director or member of the advisory board for a company that directly competes with QlikTech. You are required to obtain prior written approval from the Board (or a committee of the Board) or the Company’s Chief Executive Officer prior to serving on the board of directors or advisory board of any entity with which QlikTech has a business relationship.

•

Personal Investments. If you are considering investing in an entity with which QlikTech has a business relationship, you should take great care to ensure that these investments do not compromise or appear to compromise your responsibilities to QlikTech. Many factors should be considered in determining whether a conflict exists, including the size and nature of the investment, your ability to influence decisions of QlikTech or of the other company, your access to confidential information of QlikTech or of the other company, and the nature of the relationship between QlikTech and the other company. If you are unsure, please contact the QlikTech Legal Department.

•	Related Persons. As a general rule, you should avoid conducting QlikTech business with a Related Person without obtaining prior written approval from the QlikTech Legal Department.

Transactions that will lead to a conflict of interest are prohibited, except in very narrow circumstances where the Board, a committee of the Board or the Chief Executive Officer has given informed written consent to the transaction. Whether a conflict of interest exists may not always be clear-cut, so if you have a question, you should consult with higher levels of management. If you become aware of a conflict or potential conflict, you should bring it to the attention of a manager or other appropriate personnel or consult the “Process and Procedures” section of this Code.

CORPORATE OPPORTUNITIES

You are prohibited from taking for yourself opportunities that are discovered through the use of corporate property, information or position. You may not use corporate property or information obtained through your position with QlikTech for improper personal gain, and you may not compete with QlikTech directly or indirectly. Furthermore, you owe a duty to QlikTech to advance its legitimate interests when you discover opportunities that could help the company.

You must act within the scope of our responsibilities. Only specifically designated individuals shall have the authority to bind QlikTech to contract terms, commit QlikTech resources, or speak on behalf of the company.

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IMPROPER PAYMENTS OR FAVORS

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by you unless it:

•	is not a cash or cash equivalent gift;

•	is consistent with customary business practices, including QlikTech-approved programs;

•	is not excessive in value;

•	cannot be construed as a bribe or payoff; and

•	does not violate any laws or regulations.

Please discuss with your manager or the QlikTech Legal Department any gifts or proposed gifts that you are not certain are appropriate. Any gift-giving should be fully visible to management. It is critical that all expense report records accurately reflect gifts provided to any individual, government official or otherwise, in order to comply with tax and other legal reporting requirements.

QlikTech strictly prohibits giving money or anything of value, directly or indirectly, to government officials or foreign political candidates in order to obtain or retain business. Please contact QlikTech’s Legal Department with any questions.

DOING BUSINESS WITH GOVERNMENTS

A portion of our business involves contracts with governments and government agencies. Each government or government agency has its own procedures, rules and ethical standards for contractors. Activities that may be appropriate when dealing with non-government customers may be improper or even illegal when dealing with the government. The penalties for failing to adhere to these laws are severe and include substantial fines and imprisonment, and could result in QlikTech being prohibited from doing business with the government. Each employee that works with a government or government agency is responsible to learn and comply with the rules of such customer.

TRADE RESTRICTIONS AND ANTI-BOYCOTT LAWS

As a global company, QlikTech must ensure compliance with laws that govern the shipment or transfer of its technology. The United States and other countries restrict the export of certain goods, software and technology to certain persons and jurisdictions.

The regulations under the Office of Foreign Asset Control (OFAC) of the U.S. Treasury Department also apply to QlikTech’s operations. These regulations prohibit us from transferring, paying, receiving or otherwise dealing in property or an interest in property belonging to or under the control of a person or entity identified on an OFAC List. Even presenting data to a non-U.S. party in the United States may constitute an export. The U.S. Treasury Department maintains such list and it is updated regularly. In order to comply with OFAC, we must identify individuals and entities with which we do, or want to do, business, including customers, vendors, suppliers, contractors or other third parties and screen them against the OFAC List. Please consult with the QlikTech Legal Department for any questions in this area.

QlikTech also complies with U.S. anti-boycott laws which prohibit participation in international boycotts that are not sanctioned by the U.S. government.

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POLITICAL ACTIVITY

Personal political activity is just that, personal. QlikTech does not restrict personal political activity, but no employee or director is permitted to use any company assets, space or time for the pursuit of personal political activity.

Any political contributions by QlikTech must be made in accordance with the applicable law, approved by the Board, a committee of the Board or the Chief Executive Officer and be properly recorded and reported in compliance with local law.

Core Value: Take Responsibility

•	Keep Your Promises

•	Do it! Actions Speak Louder Than Words

•	Be Dedicated and Hardworking

•	Be Cost Conscious

These are fundamental “fair play” principles that are fundamental to our company.

PRIVACY AND PROTECTION OF PERSONAL INFORMATION

QlikTech’s employees, customers, business partners, suppliers, vendors and contractors, among others, provide us with personal information in the course of doing business with us. We protect this information and only access it for our legitimate business purposes. In order to protect that personal information from inadvertent disclosure:

•	don’t access such personal information unless you are authorized;

•	don’t disclose such personal information outside of QlikTech without proper authorization;

•	keep any such personal information secure; and

•	if you become aware of any improper access or use of personal information, act and report such information in accordance with this Code.

INSIDER TRADING

At QlikTech, we may learn of confidential information that could impact QlikTech’s or another company’s stock price. You may not trade stock of a company when you know of material confidential information about that company. Material confidential information may include:

•	financial information

•	new product or business lines

•	anticipated mergers, acquisitions or divestitures

•	management changes or business restructurings

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We also do not “tip” others who might make an investment decision on the basis of this information for themselves or on our behalf. It is not only unethical, but also illegal. Read QlikTech’s Securities Trading Policy to learn more about requirements for trading in our stock and related securities. Any questions regarding QlikTech’s Securities Trading Policy or as to whether information is material or has been adequately disclosed should be directed to QlikTech’s Legal Department.

PROTECTION AND PROPER USE OF QLIKTECH ASSETS

You should endeavor to protect QlikTech’s assets and ensure their efficient use. Any suspected incident of fraud or theft should be reported immediately for investigation. QlikTech equipment should not be used for non-QlikTech business, though limited incidental personal use is permitted.

Your obligation to protect QlikTech’s assets includes protecting its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of such information would violate QlikTech policy and could also be illegal and result in civil or even criminal penalties.

When your employment with QlikTech ends, you are required to return to QlikTech all QlikTech property and confidential and proprietary information.

Core Value: Teamwork for Results

•	We are Building One QlikTech

•	Help Out Where Needed

•	Stay Friendly and Fun

•	Set Goals, Measure and Improve

We are better together as a team and need to respect and help each other.

DISCRIMINATION AND HARASSMENT

The diversity of QlikTech’s employees is a tremendous asset. QlikTech is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples of such behavior include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

HEALTH AND SAFETY

QlikTech strives to provide its employees with a safe and healthy work environment. You are responsible for helping to maintain a safe and healthy workplace for all employees by following safety and health rules and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use illegal drugs in the workplace will not be tolerated.

INTEGRITY IN BUSINESS RELATIONSHIPS

QlikTech partners with many other companies, including suppliers, customers, vendors and others. Employees of the company represent QlikTech in these relationships and it is important to apply the requirements of this Code to those activities.

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Process and Procedures

WAIVERS OF THIS CODE

Waivers of this Code may only be granted by QlikTech’s Chief Executive Officer, Chief Financial Officer or General Counsel; provided, however, that any waiver of this Code for executive officers or directors may be granted only by the Board or a Board committee. Any such waiver of this Code for executive officers or directors, and the reasons for such waiver, will be disclosed in QlikTech’s public filings.

REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

If you observe illegal or unethical behavior or when in doubt about the best course of action in a particular situation, we encourage you to consult with one or more of the following resources:

•	Your manager;

•	Human Resources;

•	The QlikTech Legal Department; or

•	The QlikTech Hotline as set forth in the Whistleblower Policy.

You are expected to cooperate in internal investigations and provide complete, accurate and truthful information.

COMPLIANCE PROCEDURES

If you violate the standards in this Code, you may be subject to disciplinary action, up to and including termination of employment. If you observe or become aware of a situation in which you believe this Code has been violated by any other person, you are encouraged to report such occurrence. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the process and guidelines below.

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance.

•	Make sure you have all the facts. In order to reach the right solution, we must be as fully informed as possible.

•

Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? These questions will enable you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•

Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your manager’s responsibility to help solve problems.

•

Seek help from QlikTech resources. In the rare case where it may not be appropriate to discuss an issue with your manager or where you do not feel comfortable approaching your manager with your question, discuss it with your human resources manager or the QlikTech Legal Department.

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•

Use this Code as a guide to direct you to the proper process or policy. Please use this Code as a resource. For example, your concern or problem might be one that is best addressed by using the procedures set forth in the Whistleblower Policy.

GUIDANCE FOR MANAGERS

Many times in this Code we suggest that an employee contact his or her manager for guidance. Each manager is expected to:

•	Act at all times in compliance with this Code and other company policies;

•	Encourage use of this Code by all employees where applicable;

•	Create a working environment that encourages employees to ask questions and address concerns;

•	Take any requests, concerns and complaints seriously and direct the appropriate actions to be taken; and

•	Be sure to follow-up with the employee and address the concern raised. It is the responsibility of the manager to ensure that any concern is elevated within the organization as appropriate.

APPLICABILITY OF THIS CODE TO CONSULTANTS, SUPPLIERS AND VENDORS

QlikTech expects that each consultant, supplier and vendor with access to and activities at our facilities will be made aware of this Code, be provided with access to this Code and have the ability to ask questions. QlikTech requires compliance with this Code by all such consultants, suppliers and vendors.

SOME PRACTICAL GUIDANCE FOR ALL

This Code provides a general statement of the expectations of QlikTech regarding the ethical standards that each director, officer and employee should adhere to while acting on behalf of QlikTech. The key to compliance with this Code is consistently exercising good judgment. This means following the spirit of this Code and the law when this Code and the law do not provide specific guidance. When in doubt, you should seek guidance from your manager and you should ask yourself:

•	Am I following the spirit, as well as the letter, of both the law and this Code?

•	Would I want my action reported on TV or the front page of the local press?

•	How would I view my actions if another person were taking them?

•	Are my actions being motivated by personal interest or some other motivation besides the best interests of QlikTech?

•	Will there be any direct or indirect negative consequence for QlikTech?

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GLOSSARY

“Board” means the Board of Directors of QlikTech Technologies Inc.

“Bribe” means giving or offering to give “anything of value” to a government official, directly or indirectly, to influence a decision in QlikTech’s favor. That decision may be related to the company’s products, services or compliance with laws and regulations. The phrase “anything of value” includes cash, gifts, meals, entertaining, company products, offers of employment or consulting or other business opportunities.

“Code” means this Code of Business Conduct.

“QlikTech” means QlikTech Technologies Inc. and its subsidiary companies.

“Related Persons” means a spouse, parent, sibling, grandparent, child, grandchild, relative by marriage, or same or opposite sex domestic partner, any other family member that is financially dependent on you, and any company, partnership or other entity owned and controlled by any such relative.

“SEC” means the U.S. Securities and Exchange Commission.

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